Exhibit 99.1

E-Commerce China Dangdang Inc. to Hold Annual General Meeting on November 12, 2012

Beijing, China, October 22, 2012 – E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China,, today announced that it will hold its annual general meeting of shareholders at 12/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China on November 12, 2012 at 2:00p.m. (Beijing time). Holders of record of common shares of the Company at the close of business on October 22, 2012 (Eastern Daylight Time) are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying common shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The notice of the annual general meeting, which sets forth the resolution(s) to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.dangdang.com/. Dangdang has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2011, with the U.S. Securities and Exchange Commission. Dangdang’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may also obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by emailing Maria Xin, Investor Relations Director, E-Commerce China Dangdang Inc., at xinyi@dangdang.com or by writing to:

21/F, Jing An Center,

No. 8 North Third Ring Road East, Chaoyang District,

Beijing 100028, People’s Republic of China

Attention: Maria Xin

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 840,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

For investor and media inquiries, please contact:

Maria Xin

Investor Relations Director

E-commerce China Dangdang Inc.

+86-10-5799-2306

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301

info@irinside.com